CUSIP No. 879946101                                          OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 2002
                                                      Estimated average burden
                                                      hours per response....14.9


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.1)*

                     Telesystem International Wireless Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Subordinate Voting Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879946101
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                            Gregory A. Gilbert, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza - 24th Floor
                              New York, N.Y. 10112
                                 (212) 408-2469
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 879946101

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.P. Morgan Partners (BHCA), L.P. ("JPMP (BHCA)")
                                        -----------
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     WC

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         621,668 (591,716 upon conversion of the CDs, 2,495 upon
                    exercise of the Option and SVS of 27,493)
   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         621,668 (591,716 upon conversion of the CDs, 2,495 upon
                    exercise of the Option and SVS of 27,493)
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     621,668 (591,716 upon conversion of the CDs, 2,495 upon exercise of the Option and SVS of 27,493)
________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     PN

________________________________________________________________________________

CUSIP No.879946101


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.P. Morgan Asia Investment Partners, L.P.  ("JAIP")
                                                   ----
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     WC

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         30,339 (upon conversion of the CDs)

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         30,339 (upon conversion of the CDs)

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,339 (upon conversion of the CDs)

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     PN

________________________________________________________________________________

CUSIP No.879946101


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Asia Opportunity Fund, L.P.   ("AOF")
                                     ---
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     WC

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    88,005 (upon conversion of the CDs, and including the
  OWNED BY          securities beneficially owned by CAIP(I) and CAIP(II)).
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    88,005 (upon conversion of the CDs, and including the securities beneficially owned by CAIP(I) and CAIP(II)).

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     88,005 (upon conversion of the CDs, and including the securities beneficially owned by CAIP(I) and CAIP(II)).
________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .6%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     PN

________________________________________________________________________________

CUSIP No.879946101


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CAIP Co-Investment Fund Parallel Fund (I) C.V.   ("CAIP (I)")
                                                        --------
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    7,352 (upon conversion of the CDs)
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    7,352 (upon conversion of the CDs)

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,352 (upon conversion of the CDs)

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.05%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

________________________________________________________________________________

CUSIP No.879946101


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CAIP Co-Investment Fund Parallel Fund (II) C.V. ("CAIP (II)")
                                                      ---------
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    4,904 (upon conversion of the CDs)
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    4,904 (upon conversion of the CDs)

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,904 (upon conversion of the CDs)

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

________________________________________________________________________________

CUSIP No.879946101

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION PURCHASE OF CAPITAL STOCK.

         Item 3 has been amended and restated as follows.

         TRANSACTIONS INVOLVING THE ISSUER

         On March 10, 2000, JPMP (BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.) purchased an aggregate of US$150,000,000 of the Issuer's 7.75% Convertible Debentures, Series B, due March 9, 2010 (the "CDs"). Pursuant to the indenture governing the CDs, as amended (the "CD Indenture"), the CDs are convertible at any time at the holder's option into that number of the Issuer's Subordinate Voting Shares, no par value (the "SVS"), equal to the product of (i) the quotient obtained by dividing the principal amount of the CDs to be converted by US$1,000 and (ii) 4.73968. In addition, pursuant to the Recapitalization (as defined in Item 6), subject, among other things, to conditions more fully described in Item 6 and pursuant to the terms of the Second Amending Agreement (as defined in Item 6), JPMP (BHCA), AOF, JAIP, CAIP
(I) and CAIP(II) have agreed to the CD Conversion (as defined in Item 6).

         On May 11, 2000 and December 11, 2000, the Issuer issued to JPMP (BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.), pursuant to its "Stock Option Plan for the Directors of the Corporation", options to purchase 1,639 and 820 shares of SVS, (respectively, the "May Option" and the "December Option", and together, the "Option").

         In September 2000 and March 2001, the Issuer paid JPMP (BHCA) the outstanding interest payment on the CDs in the form of shares of SVS rather than in cash. JPMP (BHCA) has sold in the public market all but 27,493 of the SVS received from such September 2000 and March 2001 in kind interest payments. The September 2001 interest payment due on the CDs has accrued but has not yet been paid pursuant to an Interest Moratorium entered into among the Investors (as defined in Item 4) and the Issuer.

         On December 14, 2001, the Issuer issued to JPMP (BHCA) in the First Tranche (as defined in Item 6) 8,843,877 Special Warrants at a price per Special Warrant of US$0.6124765, for an aggregate purchase price of US$5,416,666.83. If the ESD Issuer Bid (as defined in Item 6) is successfully completed pursuant to the terms thereof as described in Item 6, JPMP (BHCA) shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to certain antidilution adjustments described in Item 6) one Subordinate Voting Share for each Special Warrant exercised. If the ESD Issuer Bid is not successfully completed pursuant to the terms thereof as described in Item 6, JPMP (BHCA) shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive new convertible debentures of the Issuer (the "JPMP New Convertible Debentures").

         Each JPMP New Convertible Debenture shall be issued in a face denomination of US$1,000 and integral multiples of US$1,000. The exercise of an aggregate of 1,633 Special Warrants shall be required to acquire each whole JPMP New Convertible Debenture. The JPMP

CUSIP No.879946101

New Convertible Debentures will be senior in rank to the CDs and ESDs (as defined in Item 6) but junior to other indebtedness of the Issuer, will carry an interest rate of 25% per year, and each US$1,000 in principal amount will be convertible at any time at the option of the holder into SVS at the then market price for such shares. All or part of the JPMP New Convertible Debentures will be convertible at JPMP (BHCA)'s option into that number of fully paid and non-assessable Subordinate Voting Shares equal to the quotient obtained by dividing the principal amount of the JPMP New Convertible Debentures to be converted by the Current Market Price (as defined below) of the Subordinate Voting Shares on each conversion date, which price shall be converted into the US currency equivalent on the last trading day in the period used to calculate the Current Market Price (as defined below). The "Current Market Price" is the weighted average trading price of the Subordinate Voting Shares for the 20 consecutive trading days ending with the third trading day prior to such date on the stock exchange on which the greatest volume of trading in Subordinate Voting Shares occurred during such period.

         SUBSEQUENT TRANSACTIONS

         On April 30, 2001, JPMP (BHCA) assigned and transferred, for cash consideration equal to the face value thereof, US$16,002,000, US$6,409,000, US$1,553,000 and US$1,036,000 in principal amount of the CDs to AOF, JAIP, CAIP
(I), CAIP (II), respectively.

         SOURCE OF FUNDS

         The funds provided by JPMP (BHCA) for the acquisition of the CDs and the Special Warrants (in the case of the acquisition of the CDs, through its predecessor CCP Overseas Equity Partners, L.P.) were obtained from JPMP (BHCA)'s working capital, which includes funds that are held for such purpose. The funds provided by AOF, JAIP, CAIP (I) and CAIP (II) for the acquisition of the CDs from JPMP (BHCA) were obtained from their working capital, which includes funds that are held for such purpose. Any funds provided by J.P. Morgan for the transactions described in Item 6 will be obtained from J.P. Morgan's working capital, which includes funds that are held for such purpose.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         Item 5 has been amended and restated as follows.

         (a) - (b) JPMP (BHCA) may be deemed the beneficial owner of 621,668 shares of the SVS (assuming conversion of the CDs and exercise of the Option as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding as of November 28, 2001 (as represented by the Issuer in the Master and Purchase Agreement (as defined in Item 6) and assuming conversion of the CDs and exercise of the Option as described in Item 3), JPMP (BHCA)'s deemed beneficial ownership represents 3.9% of the SVS of the Issuer. JPMP (BHCA) has sole voting power and dispositive power with respect to its shares of the Issuer's SVS.

         JAIP may be deemed the beneficial owner of 30,339 shares of SVS (assuming conversion of the CDs as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding, JAIP's deemed beneficial ownership represents 0.2% of the SVS of the Issuer. JAIP has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

CUSIP No.879946101

         AOF may be deemed the beneficial owner of 88,005 shares of SVS (assuming conversion of the CDs as described in Item 3, and including the securities beneficially owned by CAIP(I) and CAIP(II)). Based upon the 15,509,700 shares of SVS outstanding, AOF's deemed beneficial ownership represents 0.6% of the SVS of the Issuer. AOF has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

         CAIP (I) may be deemed the beneficial owner of 7,352 shares of SVS (assuming conversion of the CDs as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding, CAIP (I)'s deemed beneficial ownership represents 0.05% of the SVS of the Issuer. CAIP (I) has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

         CAIP (II) may be deemed the beneficial owner of 4,904 shares of SVS (assuming conversion of the CD's as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding, CAIP (II)'s deemed beneficial ownership represents 0.03% of the SVS of the Issuer. CAIP (II) has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

         (c) On December 14, 2001, the Issuer issued to JPMP (BHCA) in the First Tranche (as defined in Item 6) 8,843,877 Special Warrants at a price per Special Warrant of US$0.6124765, for an aggregate purchase price of US$5,416,666.83. If the ESD Issuer Bid (as defined in Item 6) is successfully completed pursuant to the terms thereof as described in Item 6, JPMP (BHCA) shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to certain antidilution adjustments described in Item 6) one Subordinate Voting Share for each Special Warrant exercised. If the ESD Issuer Bid is not successfully completed pursuant to the terms thereof as described in Item 6, JPMP (BHCA) shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to the JPMP New Convertible Debentures.

         Each JPMP New Convertible Debenture shall be issued in a face denomination of US$1,000 and integral multiples of US$1,000. The exercise of an aggregate of 1,633 Special Warrants shall be required to acquire each whole JPMP New Convertible Debenture. The JPMP New Convertible Debentures will be senior in rank to the CDs and ESDs (as defined in Item 6) but junior to other indebtedness of the Issuer, will carry an interest rate of 25% per year, and each US$1,000 in principal amount will be convertible at any time at the option of the holder into SVS at the then market price for such shares. All or part of the JPMP New Convertible Debentures will be convertible at JPMP (BHCA)'s option into that number of fully paid and non-assessable SVS equal to the quotient obtained by dividing the principal amount of the JPMP New Convertible Debentures to be converted by the Current Market Price of the SVS on each conversion date, which price shall be converted into the US currency equivalent on the last trading day in the period used to calculate the Current Market Price.

         (d) - (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CUSIP No.879946101

         Item 6 has been amended and restated as follows.

         On November 28, 2001, the Issuer entered into a master and purchase agreement (the "Master and Purchase Agreement") (a copy of which is attached hereto as Exhibit 3 and is incorporated by reference to this Item 6) with CDPQ, UFI, JP Morgan, and Telesystem, which Master and Purchase Agreement provides, subject to certain conditions, for the recapitalization of the Issuer. More specifically, the Master and Purchase Agreement contemplates several interrelated transactions (collectively, the "Recapitalization") summarized as follows and, as necessary, described in more detail below:

         - An Issuer Offer to Purchase for cash (the "ESD Issuer Bid") all of its issued and outstanding 7.00% Equity Subordinated Debentures due 2002 of the Issuer (the "ESDs");

         - An Issuer bid (the "Units Issuer Bid") to exchange all of the outstanding Units of the Issuer (representing a 54.5% equity interest in its subsidiary, Clear Wave N.V.) for Subordinate Voting Shares of the Issuer;

         - The execution of an amendment to the Issuer's Credit Agreement, dated July 3, 2001, among the Issuer and certain of its subsidiaries, as borrowers, and the financial institutions party thereto, which amendment provides for, among other things, the consummation of the Recapitalization and the transactions contemplated thereby (the "Credit Agreement Amendment");

         - A private placement of an aggregate of US$90 million in special warrants of the Issuer ("Special Warrants") to CDPQ, JPMP (BHCA) and Telesystem (the "Private Placement"), in two separate tranches of US$15 million (the "First Tranche") and US$75 million (the "Second Tranche");

         - The issuance to UFI of warrants to purchase up to a total of 15 million Subordinate Voting Shares of the Issuer at US$1.00 per share on or before September 30, 2002 (the "Purchase Warrants");

         - The issuance of warrants to purchase one Subordinate Voting Share at US$1.00 per share on or before March 31, 2003 (the "Dividend Warrants") as a dividend in kind to holders of the Issuer's outstanding Subordinate Voting Shares and Multiple Voting Shares;

         -        An amendment to the Issuer's employee stock incentive plan;

         - The conversion by UFI and JP Morgan (the "CD Holders") of the Series A and Series B 7.75% Convertible Debentures due 2010 of the Issuer, plus a certain amount of the accrued and unpaid interest thereon (the "CDs"), for Subordinate Voting Shares of the Issuer;

         - The conversion by Telesystem of its Multiple Voting Shares of the Issuer into Subordinate Voting Shares of the Issuer; and

CUSIP No.879946101

         - The redesignation of all Subordinate Voting Shares of the Issuer into a newly issued class of "Common Shares" of the Issuer (which Common Shares will be registered under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended).

                                 ESD Issuer Bid

         Pursuant to the ESD Issuer Bid, on November 29, 2001, the Issuer offered to purchase all of its issued and outstanding ESDs for an amount of Cdn$300 cash, without interest, for each Cdn$1,000 principal amount at maturity of, and all accrued and unpaid interest on, each ESD tendered. In conjunction with the ESD Issuer Bid, the Issuer has requested that ESD holders consent to the proposed amendments (the "Proposed Amendments") to the Indenture governing the ESDs (the "Existing Indenture"). ESD holders tendering their ESDs under the ESD Issuer Bid will be deemed to have consented to the Proposed Amendments with respect to such tendered ESDs. The Issuer is offering to each ESD holder who does not tender its ESDs in the ESD Issuer Bid, but who validly consents to the Proposed Amendments and does not revoke such consent on or prior to the Expiration Date (as defined below), the consent fee of Cdn$100 for each Cdn$1,000 principal amount at maturity of ESDs held by such ESD holder. Such consent fee will be payable once the Proposed Amendments become effective. If an ESD holder's consent is either not properly delivered or is revoked on or prior to the Expiration Date, such holder will not receive the consent fee, even if the Proposed Amendments become effective as to all ESDs that are not purchased under the ESD Issuer Bid.

         The Proposed Amendments will be effected by a Supplemental Indenture to the Existing Indenture, to be executed following the Expiration Date, if the consents of ESD holders representing at least 66 2/3% in aggregate principal amount of outstanding ESDs have been obtained (the "Requisite Consents"). The Supplemental Indenture will become effective concurrently with the full payment of the purchase price for the deposited ESDs and of the consent fee. The purposes of the Proposed Amendments are, among others, to: (i) reduce the principal amount at maturity of each ESD from Cdn$1,000 to Cdn$250 and make the 7.00% cash coupon calculated on the basis of the newly defined principal amount;
(ii) modify the semi-annual 7.00% cash coupon by suspending interest during the period from August 15, 2001 until the date the Supplemental Indenture becomes effective, by postponing the next cash payment date to June 30, 2002 and by fixing cash payment dates thereafter on June 30 and December 31 of each year;
(iii) extend the maturity date of each ESD until December 31, 2006; (iv) modify the options of the ESD holders to convert upon an event of default and of the Issuer to pay at maturity the principal amount of the ESDs then outstanding (and all accrued and unpaid interest thereon, in the case of an event of default) in cash or in freely tradable Subordinate Voting Shares by making the number of Subordinate Voting Shares issued in payment thereof equal to the amount payable divided by the greater of Cdn$1.00 or 95% of the then Current Market Price (as defined in the Existing Indenture) of the Subordinate Voting Shares; and (v) reduce the conversion price from Cdn$115.00 to Cdn$4.40.

         The ESD Issuer Bid, and the consent solicitation thereunder, will expire at 11:59 p.m. (Montreal time), on Wednesday, January 9, 2002, unless extended by the Issuer (the "Expiration Date"). The Issuer's obligation to accept and pay for ESDs deposited under the ESD Issuer Bid is subject to, among other things: (i) the condition that the Issuer receives the Requisite Consents to the Proposed Amendments; and (ii) the condition that the Master and

CUSIP No.879946101

Purchase Agreement not be terminated in accordance with the terms and conditions thereof. The Issuer's obligation to amend the Existing Indenture and to pay the consent fee is subject to the receipt by the Issuer of the Requisite Consents to the Proposed Amendments and to the take up and payment by the Issuer of the ESDs deposited hereunder.

                                Units Issuer Bid

         Pursuant to the Units Issuer Bid, on December 11, 2001, the Issuer made an offer to the holders of its outstanding Units to purchase all of its issued and outstanding Units in exchange for 5.46 Subordinate Voting Shares for each Unit tendered. Telesystem, Caisse de depot et placement du Quebec and all its subsidiaries, including CDPQ (collectively "Caisse"), and Rogers Telecommunications (Quebec) Inc. ("Rogers") have agreed to tender their Units in the Units Issuer Bid. As of November 28, 2001, Telesystem, Caisse and Rogers beneficially owned approximately 55.1% of all Units currently outstanding. Should an aggregate of 63.4% of the Units currently outstanding be tendered in the Units Issuer Bid, there will be less than US$100 million of Units outstanding based on the purchase price of the Units of Cdn$9.05, converted using the applicable exchange rate. Pursuant to the terms of the Indenture governing the Units, if less than US$100 million of Units, based on the purchase price of Cdn$9.05, converted using the applicable exchange rate, are outstanding on June 30, 2002, all holders of the Units then outstanding shall irrevocably be deemed to have exercised the option to exchange the Units for 0.2 of a Subordinate Voting Share per Unit held.

         The Units Issuer Bid will expire at 11:59 p.m. (Montreal time), on Monday, January 21, 2002, unless withdrawn or extended by the Issuer. The Units Issuer Bid is not subject to any minimum tender conditions; however, the Issuer's obligation to take up and pay for Units deposited under the Units Issuer Bid is subject to, among other things: (i) the successful completion of the ESD Issuer Bid in accordance with the terms and conditions thereof as described above and (ii) the condition that the Master and Purchase Agreement not be terminated in accordance with the terms and conditions thereof.

                                Private Placement

         The Private Placement contemplates the issuance by the Issuer of US$90 million in the aggregate of Special Warrants to CDPQ, Telesystem and JPMP (BHCA) for a purchase price per Special Warrant of US$0.6124765.

         On December 14, 2001, the Issuer issued in the First Tranche 9,951,402, 5,695,456 and 8,843,877 Special Warrants to CDPQ, Telesystem and JPMP (BHCA), respectively, for an aggregate purchase price US$15 million. Subject, among other things, to the successful completion of the ESD Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, the Issuer will issue in the Second Tranche 49,757,011, 28,477,284 and 44,219,383 Special Warrants to CDPQ, Telesystem and JPMP (BHCA), respectively, for an aggregate purchase price US$75 million.

         If the ESD Issuer Bid is successfully completed pursuant to the terms thereof as described above, each holder of Special Warrants shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to

CUSIP No.879946101

certain antidilution adjustments) (i) one Subordinate Voting Share for each Special Warrant exercised or (ii) if Telesystem is a holder of Multiple Voting Shares at the time it exercises its Special Warrants, a maximum of 8,108,170 Special Warrants held by Telesystem shall entitle it to one Multiple Voting Share for each Special Warrant exercised; provided, that such Special Warrants shall not entitle Telesystem to acquire more Multiple Voting Shares than needed to maintain, rather than increase, the percentage voting rights associated with the Multiple Voting Shares held by Telesystem on November 28, 2001 as a result of the issuance of Subordinate Voting Shares pursuant to the exercise of the Special Warrants or Purchase Warrants (as defined below).

         If the ESD Issuer Bid is not successfully completed pursuant to the terms thereof as described above, each holder of Special Warrants shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive new convertible debentures of the Issuer (together with the JPMP New Convertible Debentures, the "New Convertible Debentures"). Each New Convertible Debenture shall be issued in a face denomination of US$1,000 and integral multiples of US$1,000. The exercise of an aggregate of 1,633 Special Warrants shall be required to acquire each whole New Convertible Debenture. The New Convertible Debentures will be senior in rank to the CDs and ESDs but junior to other indebtedness of the Issuer, will carry an interest rate of 25% per year, and each US$1,000 in principal amount will be convertible at any time at the option of the holder into Subordinate Voting Shares at the then market price for such shares. All or part of the New Convertible Debentures will be convertible at the holder's option into that number of fully paid and non-assessable Subordinate Voting Shares equal to the quotient obtained by dividing the principal amount of the New Convertible Debentures to be converted by the Current Market Price of the Subordinate Voting Shares on each conversion date, which price shall be converted into the US currency equivalent on the last trading day in the period used to calculate the Current Market Price.

                          Issuance of Dividend Warrants

         Subject, among other things, to the successful completion of the ESD Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, the Issuer shall declare a dividend to the outstanding holders of Multiple Voting Shares and Subordinate Voting Shares of record as of the dividend record date for such dividend, for each such share held, of one warrant to acquire one additional Subordinate Voting Share at a price equal to the Canadian dollar equivalent of US$1.00, using the official spot rate of exchange quoted by the Bank of Canada on the last business day prior to the dividend record date. The issuance of the Dividend Warrants will not take into account the issuance of the Special Warrants, the Purchase Warrants or the CD Conversion (as defined below).

                    Conversion of the Convertible Debentures

         Subject, among other things, to the successful completion of the ESD Issuer Bid and Units Issuer Bid pursuant to the terms described above and the execution of the Credit Agreement, Amendment, and simultaneously with the conversion of all Multiple Voting Shares held by Telesystem into Subordinate Voting Shares (as described below), the CD Holders have agreed to convert (the "CD Conversion") the outstanding US$300 million principal amount of

CUSIP No.879946101

the CDs, plus the accrued and unpaid interest of US$11.6 million due September 9, 2001 (but excluding the interest on such US$11.6 million of accrued and unpaid interest, which shall be paid by the Issuer to the CD Holders in cash, and the interest accruing since September 9, 2001, which, subject to certain conditions, shall be cancelled), into the number of Subordinate Voting Shares having a aggregate value of US$94.6 million at a per share price of US$0.6124765. On November 29, 2001, the Issuer, UFI, JP Morgan and The Bank of Nova Scotia Trust Company of New York, as trustee, entered into an amendment to the CD Indenture (the "Second Amending Agreement") (a copy of which is attached hereto as Exhibit 4 and is incorporated by reference into this Item 6) to amend the terms of the CD Indenture, which Second Amending Agreement provides, among other things, for the CD Conversion.

                        Issuance of the Purchase Warrants

         Subject, among other things, to the CD Conversion and certain antidilution adjustments, the Issuer shall issue to UFI Purchase Warrants entitling UFI to purchase an aggregate of 15,000,000 Subordinate Voting Shares (or Common Shares, as applicable) at a price equal to US$1.00 per share from the issue date thereof until September 30, 2002.

                    Conversion of the Multiple Voting Shares

         Subject to the successful completion of the ESD Issuer Bid and the Units Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, and simultaneously with the CD Conversion, Telesystem will convert each of its Multiple Voting Shares into one Subordinate Voting Share of the Issuer.

              Redesignation of the Subordinate Voting Shares/Amend
                          Issuer Stock Incentive Plans

         Subject to the successful completion of the ESD Issuer Bid and the Units Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, the Issuer shall approve at any time prior to the calling of the Issuer's next annual meeting of shareholders, amendments to the Issuer's constituting documents in order to redesignate all of its Subordinate Voting Shares as "Common Shares" and submit said amendments and, as required under applicable laws or by regulatory authorities, certain amendments to be made to the Issuer's stock incentive plans, to the shareholders of the Issuer for approval, in accordance with applicable securities laws and the Issuer's governing statute, and in connection therewith, the Issuer shall use commercially reasonable efforts to solicit proxies in favor of the approval of such amendments. Each of Telesystem, CDPQ, UFI and JP Morgan has covenanted and agreed to vote, or to cause to be voted, its Subordinate Voting Shares and, in the case of Telesystem, its Multiple Voting Shares (including all such shares now owned or hereafter acquired) in favor of (i) the amendments to the Issuer's constituting documents providing for the redesignation of Subordinate Voting Shares as "Common Shares", and (ii) the amendments to the Issuer's employee stock incentive plans.

             Override Adjustment Upon Potential Group Determination

         Notwithstanding the provisions of the Master and Purchase Agreement to the contrary, if the Issuer's Board of Directors, acting with the benefit of legal counsel, determines in a timely manner that the issuance of the Special Warrants and the Purchase Warrants, the issuance of the underlying securities upon exercise thereof, any conversion of the CDs, any conversion of New Convertible Debentures, and/or the issuance of Subordinate Voting Shares pursuant to the Units Issuer Bid, when combined with the acquisition or continuing ownership of any other securities of the Issuer by UFI, CDPQ, JP Morgan and Telesystem (each, an "Investor", and together, the "Investors") or any of their Affiliates (whether pursuant to the Master and Purchase Agreement or otherwise) would be likely to (i) result in any combination of the Investors and their Affiliates (other than Telesystem) (the "Non-Exempt Purchasers") being considered a "group" within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, such that certain provisions of the Issuer's debt instruments pertaining to a change of control of the Issuer may be triggered (a "Potential Group Determination") or (ii) result in CDPQ increasing its voting position in the Issuer, as of November 28, 2001, by more than 10% (on a non diluted basis), then the Non-Exempt Purchasers (in the case of (i) above) and CDPQ (in the case of (ii) above) agree to accept, in lieu of a portion of any voting securities of the Issuer which they are entitled to receive pursuant to the Master and Purchase Agreement, non-voting preferred shares of the Issuer ("Non-Voting Preferred Shares"). Such Non-Voting Preferred Shares may be issuable upon exercise of the Special Warrants or the Purchase Warrants or at a later date in exchange for Subordinate Voting Shares or Common Shares held by the Non-Exempt Purchasers or CDPQ, as the case may be (subject to any necessary regulatory approval). The aggregate amount of Non-Voting Preferred Shares to be issued shall be the amount necessary to enable the Issuer to reasonably determine that either (i) a Potential Group Determination shall not exist either at the time of the issuance or within a short period of time thereafter or (ii) CDPQ shall not increase its voting position, as of the date hereof, by more than 10% (on a non diluted basis).

         For purposes of determining the number of Non-Voting Preferred Shares to be issued, it is the intent of the Investors to ensure a reasonable cushion exists to protect against a Potential Group Determination being triggered by variances in the number of Subordinate Voting Shares owned by the Investors and their Affiliates (as well as persons who could be deemed to be part of the "group" under the Securities Exchange Act of 1934, as amended) from time to time. Any Non-Voting Preferred Shares issued shall be allocated among the Non-Exempt Purchasers as determined (a) by agreement among the Non-Exempt Purchasers within ten calendar days after receipt by the Investors of notice from the Issuer of a Potential Group Determination or, failing such agreement,
(b) by a committee of the Issuer's Board of Directors consisting of those members not designated by any of the Investors pursuant to the IRA. Any allocation under clause (b) above shall be made on a fair and equitable basis taking into account the preservation of the intended relative voting and economic ownership positions of each of the Non-Exempt Purchasers in the Issuer as of the date of consummation of all of the transactions contemplated by the Master and Purchase Agreement and any other factors deemed relevant by such committee.

                                  Other Matters

         Pursuant to the IRA (which is more fully described in Item 4), the Issuer is subject to the approval of either two thirds or three quarters of the votes cast by the members of the Board present and eligible to vote for certain of its corporate decisions. In addition, if any of the Investors, either individually or as part of a group (the "Co-Sale Group") of two or more Investors acting jointly and in concert (such individual Investor or Co-Sale Group member being

CUSIP No.879946101

the "Co-Sale Offeree") proposes to transfer, pledge, hypothecate, encumber, assign or otherwise dispose of, either voluntarily or involuntarily and with or without consideration Shares ("Transfer"), or receives an offer to Transfer (that it wishes to accept), to any third party (the "Co-Sale Offeror") Shares of such Investor that either alone, or together with any other Co-Sale Offeree, represent more than 15% of the total equity securities of the Issuer issued and outstanding as of the date of such offer, the Co-Sale Offeree, either for itself or on behalf of the Co-Sale Group, shall, notify the other Investors of the material terms and conditions of such offer.

         No Co-Sale Offeree shall Transfer any Shares to the Co-Sale Offeror unless each Investor (other than any Co-Sale Offeree) who desires to do so is permitted to Transfer its respective pro rata amount (based upon the aggregate number of Voting Securities of the Issuer outstanding at such time and held by all Investors) of the aggregate number of Voting Securities to which the Co-Sale Offer relates.

         Upon the completion of the Recapitalization, including, without limitation, the successful completion of the ESD Issuer Bid and consent request and the Units Issuer Bid, it is expected that JP Morgan will significantly increase its beneficial ownership of the SVS through (i) the purchase of the Special Warrants pursuant to the First and Second Tranches, (ii) the consummation of the CD Conversion and (ii) the exercise of the Dividend Warrants, each subject to adjustments set forth in the Master and Purchase Agreement (including without limitation, the issuance of the Non-Voting Preferred Shares to JP Morgan instead of SVS.)

         JP Morgan disclaims beneficial ownership of any securities beneficially owned by each of UFI, CDPQ and Telesystem.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 5 -   Joint Filing Agreement, dated December 17, 2001, among,
                       JPMP (BHCA), AOF, CAIP (I), CAIP (II) and JAIP.

CUSIP No.879946101

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  December 17, 2001

                                 J.P. MORGAN PARTNERS (BHCA), L.P.

                                 By:    JPMP Master Fund Manager, L.P.,
                                        its General Partner

                                 By:    JPMP Capital Corp.,
                                        its General Partner


                                 By:    /s/ Michael R. Hannon
                                    --------------------------------------------
                                        Name:  Michael R. Hannon
                                        Title:    Managing Director


                                 ASIA OPPORTUNITY FUND, L.P.

                                 By:    Asia Opportunity Company,
                                        its General Partner


                                 By:    /s/ Arnold L. Chavkin
                                    --------------------------------------------
                                        Name:  Arnold L. Chavkin
                                        Title:    Executive Vice President


                                 CAIP CO-INVESTMENT FUND PARALLEL FUND (I) C.V.

                                 By:    Asia Opportunity Company,
                                        its General Partner


                                 By:    /s/ Arnold L. Chavkin
                                    --------------------------------------------
                                        Name:  Arnold L. Chavkin
                                        Title:    Executive Vice President

CUSIP No.879946101


                                 CAIP CO-INVESTMENT FUND PARALLEL FUND (II) C.V.

                                 By:    Asia Opportunity Company,
                                        its General Partner


                                 By:    Arnold L. Chavkin
                                    --------------------------------------------
                                        Name:  Arnold L. Chavkin
                                        Title:    Executive Vice President


                                 J.P. MORGAN ASIA INVESTMENT PARTNERS, L.P.

                                 By: J.P. Morgan Asia Equity Partners, L.P., its General Partner

                                 By:    JPMP Asia Equity Company,
                                        a Managing General Partner


                                 By:    /s/ Arnold L. Chavkin
                                    --------------------------------------------
                                        Name:  Arnold L. Chavkin
                                        Title:    Executive Vice President